EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Immediate report - advisory committee on broadcast regulation

Further to the description in section 5.17 of the chapter containing a description of the Company’s business affairs in the Company’s periodic report for 2014 the Company hereby provides notification that on February 4, 2016, the Company was notified by its subsidiary, D.B.S. Satellite Broadcasts (1998) Ltd. (hereinafter, “DBS”) that on February 3, 2016, the Ministry of Communication published a document concerning “Interim Directions and Trends” of the advisory committee on broadcast regulation (hereinafter respectively, the “Document” and the “Committee”).

According to the Document, which is attached to this report, the Committee, headed by the director general of the Ministry of Communication, was requested, among other items, to formulate recommendations and propose legislation pertaining to the regulation of the broadcast and content market.

The Committee was asked to concentrate on the following subjects: 1. Arrangements which would encourage the entry of new players into the market and encourage competition in the content and news market (including Introductory advantages for new players). 2. The desirable method of applying regulation to new content entities operating in the market. 3. The desirable method of protecting the encouragement of original quality Israeli creation. 4. The implications of growth in content services over broadband and the requisite supervision and enforcement arrangements, as necessary.

As a preliminary stage, the Committee asked all interested parties to submit their comments on the Document no later than three weeks from the date of publication (i.e. by February 24, 2016). In addition, the Committee will enable the relevant players to respond orally, as it deems necessary. The Committee will thereafter formulate its final recommendations and relate to the reactions of the market.

DBS is preparing to submit its comments to the Document by the aforementioned deadline (February 24, 2016). DBS is studying the details of the Document and at the present stage, neither DBS and/or nor the Company is able to assess the Document’s implications, if any, for DBS and/or the Company.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.